Form 10KSB, Exhibit 13
period 1995-09-30
UNITED GROUP INC
filed 1996-04-16
CIK 101252

                                                                      EXHIBIT 13

                      [DANIEL PROFESSIONAL GROUP LOGO]

                     The Daniel Professional Group, Inc.


                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Stockholders and Board of Directors of The United Group, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of The United Group, Inc. and Subsidiaries as of September 30, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity and of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The United Group, Inc. and Subsidiaries as of September 30, 1995 and 1994, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.



/s/ The Daniel Professional Group, Inc.

November 22, 1995
Charlotte, North Carolina



4400 Silas Creek Pkwy., Suite 200            5605 77 Center Dr., Suite 270          Hwy. 150, Westfield Office Ctr., Ste. 101
   Winston-Salem, NC 27104                      Charlotte, NC 28217                           Mooresville, NC 28115
        910-768-3290                                704-527-1402                                  704-663-0193
      Fax 910-768-7666                            Fax 704-527-2818                              Fax 704-663-1779


                    THE UNITED GROUP, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                 SEPTEMBER 30,

========================================================================================
                           ASSETS                                  1995        1994
- ----------------------------------------------------------------------------------------
Cash                                                           $ 1,646,501  $ 1,507,360
                                                               -----------  -----------
Marketable securities (Note 2)                                   1,843,814    1,508,858
                                                               -----------  -----------
Finance receivables (Notes 3 and 5):

   Cash loans and other contracts                               36,589,554   32,291,324

   Less:
       Unearned insurance commissions                            1,886,645    1,790,234

       Allowance for credit losses                                 606,346      550,399
                                                               -----------  -----------
                                                                 2,492,991    2,340,633
                                                               -----------  -----------
Net finance receivables                                         34,096,563   29,950,691
                                                               -----------  -----------
Notes and accounts receivable:

   Due from affiliates (Note 9)                                    976,666    1,032,647

   Other                                                           637,389      430,749
                                                               -----------  -----------
                                                                 1,614,055    1,463,396
                                                               -----------  -----------
Property and equipment at cost, less accumulated
  depreciation and amortization (Note 4)                           691,634      710,775
                                                               -----------  -----------
Deferred loan costs and other intangible assets at cost, less
  accumulated amortization                                          62,048       87,090
                                                               -----------  -----------
Deferred income taxes (Note 7)                                      12,000            -
                                                               -----------  -----------
Other assets                                                        91,121      129,127
                                                               -----------  -----------


                                                               $40,057,736  $35,357,297
                                                               ===========  ===========


=================================================================================
        LIABILITIES AND STOCKHOLDERS' EQUITY                 1995        1994
- ---------------------------------------------------------------------------------

Notes payable (Note 5 and 9):

  Notes payable to banks                                 $30,346,607  $26,794,607

  Mortgage loans payable                                     224,282      237,796

  Other notes payable                                      3,008,216    2,878,030

  Senior subordinated notes payable                          300,000      300,000

Accounts payable and accrued expenses                      2,051,702    2,249,563

Deferred income taxes (Note 7)                                     -       35,000
                                                         -----------  -----------
                                                          35,930,807   32,494,996
                                                         -----------  -----------
Stockholders' equity:

  Preferred stock, no par value, stated value of $2 per
    share; 500,000 shares authorized; no shares issued
    and outstanding                                                -            -

  Common stock, no par value, total stated value of
    $100,000; 25,000,000 shares authorized;
    1,060,461 and 1,053,925 shares issued, respectively      100,000      100,000

Additional paid-in capital                                   127,623       69,015

Retained earnings                                          4,211,129    2,999,615
                                                         -----------  -----------
                                                           4,438,752    3,168,630
Less:

    Cost of common stock held by subsidiary
    (79,364 and 90,084 shares, respectively)                 311,823      306,329
                                                         -----------  -----------
                                                           4,126,929    2,862,301
                                                         -----------  -----------


                                                         $40,057,736  $35,357,297
                                                         ===========  ===========

         See accompanying notes to consolidated financial statements.

                    THE UNITED GROUP, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                       FOR THE YEARS ENDED SEPTEMBER 30,

=====================================================================
                                                1995         1994
- ---------------------------------------------------------------------
Credit income:

  Interest and fees on loans                 $8,863,556    $7,603,729

  Investment income and other interest          177,509       108,126
                                             ----------    ----------
                                              9,041,065     7,711,855
Less:

  Interest expense                            3,130,529     2,500,664

  Provision for credit losses                   497,524       403,829
                                             ----------    ----------
Net credit income                             5,413,012     4,807,362
                                             ----------    ----------
  Insurance income:
  Insurance commissions and premiums          1,991,992     1,851,335

  Less, insurance losses and loss expenses      380,702       353,452
                                             ----------    ----------
  Net insurance income                        1,611,290     1,497,883
                                             ----------    ----------
Operating expenses:

  Salaries and benefits                       3,437,640     3,065,405

  Other operating expenses                    1,552,606     1,741,655
                                             ----------    ----------
  Total operating expenses                    4,990,246     4,807,060
                                             ----------    ----------
Income before provision for income taxes      2,034,056     1,498,185

Provision for income taxes (Note 7)             539,000       444,000
                                             ----------    ----------
Net income                                   $1,315,056    $1,054,185
                                             ==========    ==========
Net income per common share                  $     1.25    $     0.98
                                             ==========    ==========


Weighted average shares outstanding           1,053,135     1,078,135
                                             ==========    ==========



          See accompanying notes to consolidated financial statements.

                    THE UNITED GROUP, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                FOR THE YEARS ENDED SEPTEMBER 30, 1995 AND 1994

=============================================================================================
                                                                         COMMON
                                               ADDITIONAL                STOCK
                       OUTSTANDING   COMMON     PAID-IN     RETAINED    HELD BY
                          SHARES     STOCK      CAPITAL     EARNINGS   SUBSIDIARY     TOTAL
- ---------------------------------------------------------------------------------------------

BALANCE AT
SEPTEMBER 30, 1993      1,032,886  $100,000  $   716,334  $2,049,400  $ (362,907)   $2,502,827

DIVIDENDS                       -         -            -    (103,970)          -      (103,970)

STOCK ISSUED TO
STOCK BONUS PLAN           27,355         -      195,726           -      48,637       244,363

PURCHASE OF STOCK        (145,022)        -   (1,168,065)          -      36,000    (1,132,065)

SALE OF STOCK              48,622         -      325,020           -     (28,059)      296,961

NET INCOME                      -         -            -   1,054,185           -     1,054,185
                        ----------------------------------------------------------------------
BALANCE AT
SEPTEMBER 30, 1994        963,841   100,000       69,015   2,999,615    (306,329)    2,862,301

DIVIDENDS                       -         -            -    (103,542)          -      (103,542)

STOCK ISSUED TO
STOCK BONUS PLAN           28,531         -      249,184           -           -       249,184

PURCHASE OF STOCK         (13,422)        -     (120,799)          -           -      (120,799)

PURCHASE OF
STOCK HELD BY
SUBSIDIARY                      -         -     (117,000)          -      22,406       (94,594)

SALE OF STOCK               2,147         -       19,323           -           -        19,323

SALE OF STOCK
TO SUBSIDIARY                   -         -       27,900           -     (27,900)            -

NET INCOME                      -         -            -   1,315,056           -     1,315,056
                        ----------------------------------------------------------------------
BALANCE AT
SEPTEMBER 30, 1995        981,097  $100,000  $   127,623  $4,211,129  $ (311,823)   $4,126,929
                        ======================================================================



          See accompanying notes to consolidated financial statements.

                   THE UNITED GROUP, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                      FOR THE YEARS ENDED SEPTEMBER 30,

==========================================================================================
                                                                    1995          1994
- ------------------------------------------------------------------------------------------

Cash flows from operating activities:

   Interest and fees on loans collected                         $  9,552,241  $  8,061,518

   Investment income and other interest income received              143,665       148,666

   Insurance commissions and premiums collected                    1,844,244     2,016,722

   Interest paid                                                  (3,123,234)   (2,593,239)

   Insurance expenses and losses paid                               (380,702)     (353,452)

   Cash paid to suppliers and employees                           (4,460,047)   (4,227,039)

   Income taxes paid                                                (819,000)     (234,072)
                                                                ------------  ------------
                                                                   2,757,167     2,819,104
                                                                ------------  ------------
Cash flows from investing activities:

   Cash proceeds of loans made                                   (24,487,975)  (19,807,403)

   Cash received as repayment of loans                            18,879,483    16,039,724

   Purchase of marketable securities                                (335,664)     (705,328)

   Cash paid to purchase property and equipment                     (138,021)     (183,315)

   Proceeds from sale of equipment                                    36,263        20,550

   Cash paid for intangible assets                                   (18,187)      (31,132)

   Proceeds from sale of intangible assets                                 -       134,124

   Proceeds from sale or maturity of investments                      21,034       488,165
                                                                ------------  ------------
                                                                  (6,043,067)   (4,044,615)
                                                                ------------  ------------
Cash flow from financing activities:

   Notes payable to banks:

      Borrows                                                      5,502,000     6,091,000

      Repayments                                                  (1,950,000)   (2,010,000)

   Repayment of mortgage loans                                       (13,514)      (13,939)

   Other notes:

      Borrows                                                        781,019       756,241

      Repayments                                                    (650,833)   (2,647,641)

   Repayment of subordinated debt                                          -      (400,000)

   Common stock activity:

      Proceeds from issuance of stock                                      -       318,470

      Payments to acquire outstanding stock                         (196,070)     (565,209)

   Cash dividends to shareholders                                    (47,561)      (47,989)
                                                                ------------  ------------
                                                                   3,425,041     1,480,933
                                                                ------------  ------------
Net increase in cash                                                 139,141       255,422

Cash at beginning of year                                          1,507,360     1,251,938
                                                                ------------  ------------
Cash at end of year                                             $  1,646,501  $  1,507,360
                                                                ============  ============


==========================================================================================
                                                                     1995         1994
- ------------------------------------------------------------------------------------------
Reconciliation of net income to net cash provided by operating activities:

Net income                                                        $1,315,056    $1,054,185

Adjustments to reconcile net income to net cash provided:

   Depreciation and amortization                                     164,128       329,022

   Investment income not providing cash                              (20,326)            -

   Provision for credit losses                                       497,524       403,829

   Provision for deferred income taxes                               (47,000)       25,000

   Provision for stock bonus plan expense                            249,184       222,854

   Change in unearned interest charges                               868,685       457,789

   Change in accrued investment income                               (13,518)       (2,167)

   Change in unearned insurance commissions and premiums              96,411       118,347

   Change in accounts receivable                                    (193,122)      (61,843)

   Change in accounts payable                                         27,844        82,369

   Change in income taxes payable                                   (233,000)      184,928

   Change in interest payable                                          7,295       (32,763)

   Change in other assets                                             38,006        37,554
                                                                  ----------    ----------
      Total adjustments                                            1,442,111     1,764,919
                                                                  ----------    ----------
Net cash provided by operating activities                         $2,757,167    $2,819,104
                                                                  ==========    ==========


Summary of significant noncash transactions:

During the year ended September 30, 1995, the Company paid dividends of $55,981 through a reduction in notes and accounts receivable from affiliates.

During the year ended September 30, 1994, the Company redeemed $567,048 of common stock and paid dividends of $55,981 through a reduction in notes and accounts receivable from affiliates.


          See accompanying notes to consolidated financial statements.

                    THE UNITED GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1995 AND 1994
================================================================================
Note 1 - Summary of accounting policies
- --------------------------------------------------------------------------------

     Organization

The United Group, Inc. is a holding company providing financing and management assistance to its operating subsidiary, United Financial Services, Inc. which is engaged in the business of making direct cash loans to individuals and purchasing sales finance contracts from retailers through branch offices in North and South Carolina.

     Basis of consolidation

The consolidated financial statements include the accounts of The United Group, Inc. and all majority and wholly-owned subsidiaries, which include its consumer finance subsidiary, United Financial Services, Inc. and its subsidiaries, United Financial Services, Inc. of N.C., UFS Life Reinsurance Company and United Landmark, Inc. Intercompany balances and transactions are eliminated in the consolidated financial statements.

     Balance sheet presentation

Since the most significant asset of the Company is finance receivables, the balance sheets at September 30, 1995 and 1994, have been prepared on an unclassified basis as to current and long-term assets and liabilities in accordance with the American Institute of Certified Public Accountants Guide for Audits of Finance Companies.

     Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash flows

For purposes of reporting cash flows, cash includes cash on hand and in banks, plus any other short-term investments with original maturities of three months or less.

     Marketable securities

Marketable securities, comprised principally of corporate and government bonds, are the invested assets of the Company's life reinsurance subsidiary and are restricted for use by such subsidiary. These investments are carried at the lower of amortized cost or market. Realized gains and losses are included in the determination of net income, using the specific identification method.

     Property and equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs that will not improve or extend the life of an asset are charged to expense as incurred. Major renewals and improvements are charged to the property accounts. Upon retirement or sale of an asset, its cost and related accumulated depreciation or amortization is removed from the property accounts and any gain or loss is recorded in income or expense. Depreciation is provided on the straight-line method for financial reporting purposes.

     Intangible assets

Intangible assets include principally deferred loan costs and deferred software costs. The former are incurred for certain expenditures in conjunction with notes payable to banks. The costs are being amortized on a straight-line basis over the estimated life of the expenditure. Deferred software costs represent expenditures made for development of electronic data processing software to be used in the Company's recording process. Deferred software costs are being amortized on a straight-line basis over five years.

     Interest and loan fees

Interest and loan fee revenues are recognized on an accrual basis under the interest method. Under this method, estimates are determined for certain direct loan origination costs that are then recognized over the lives of the related loans as a reduction of the loans' yield. The objective of the interest method is to arrive at a periodic interest income (including recognition of costs) at a constant effective yield on the net investment in the receivable (that is, the principal amount of the receivable adjusted by unamortized costs). Accrual of income is made without regard to delinquency status. As discussed below, provision is made in the allowance for credit losses to cover uncollectible accrued income.

     Insurance income

Commission and premium income is recognized as revenue over the life of the contracts using the interest method for credit life insurance, the mean of straight-line and sum-of-digits methods for credit disability insurance, the sum-of-digits method for decreasing coverage credit property and auto insurance and the straight-line method for level coverage credit property insurance. All insurance products are written under agency agreements with unaffiliated insurers. UFS Life Reinsurance Company ("UFS Life") is engaged primarily in the business of reinsuring credit life and credit disability policies originated by the Company. Premiums are ceded to UFS Life on a written basis and are earned over the life of the contracts using the methods described above. Policy liabilities and claim reserves have been established by UFS Life. Claim reserves are based upon accumulated estimates of claims reported, plus estimates of incurred but unreported claims.

     Allowance for credit losses

An allowance for credit losses is established based on a review of contractually delinquent accounts in the loan portfolio for probable uncollectible accounts at the balance sheet date, and a review of historical loss ratios and industry loss averages to determine a reasonable allowance for accounts that are uncollectible at the balance sheet date but are not yet delinquent, or otherwise impaired. The allowance for credit losses includes amounts for estimates of uncollectible accrued income. When an account becomes eight months contractually past due, the balance of the account and any accrued income is written off. Bankrupt accounts and deficiency balance accounts are written off when losses on such accounts become known.

     Advertising expense

The Company from time to time initiates various forms of advertising, including direct-response advertising. The Company does not believe that direct-response advertising generates significant future benefits and, accordingly, all advertising costs, including direct-response advertising, are expensed when incurred.

     Income taxes

The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109, which requires the use of the asset and liability method and recognizes deferred income taxes for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. These differences result principally from the recognition of finance income on the interest method for financial statement purposes and on the Rule of 78's method for tax purposes, the recognition of insurance income on the accrual method for financial statement purposes and on the modified cash method for tax purposes, bad debt reserves expensed for book purposes but not for tax purposes, deferred compensation expensed for financial statement purposes but deductible only in the year paid for tax purposes, and differences in financial statement and tax depreciation methods. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date.

The Company and its subsidiaries file a consolidated federal income tax return. Loss subsidiaries receive the benefit of any related tax savings they may generate for the consolidated group, while income subsidiaries pay income tax to their next tier parent based upon the applicable federal tax rates, both based upon the separated return basis. State income tax laws do not generally permit consolidated income tax returns; accordingly, applicable state income tax returns are filed for each company.

The Company's reinsurance subsidiary meets requirements to be taxed as a small property and casualty company under which only investment income is subject to tax. The Company anticipates that this subsidiary will continue to meet these requirements until premium volume grows enough to make the cost of meeting the requirements outweigh the benefits.

     Per share amounts

Per share amounts have been computed using the weighted shares outstanding of 1,053,153 for the year ended September 30, 1995, and 1,078,135 for the year ended September 30, 1994. For purposes of calculating earnings per share, outstanding shares include shares held by a subsidiary for the benefit of employees under deferred compensation arrangements.

     Segment information

The company operates in only one business segment, the finance business segment, for industry segment report purposes. Insurance business is included in the finance business segment in accordance with the American Institute of Certified Public Accountants Guide for Audits of Finance Companies.


===============================================================================
NOTE 2 - MARKETABLE SECURITIES
- -------------------------------------------------------------------------------

The Company's marketable securities consist principally of corporate and government bonds. Such securities are usually held to maturity and valued at the lower of amortized cost or market. The Company had no significant realized or unrealized gains or losses on such securities during the years ended September 30, 1995 and 1994. A summary of such securities is as follows as of September 30:


- -------------------------------------------------------------------------------
                                       1995                      1994
- -------------------------------------------------------------------------------
                                        AMORTIZED               AMORTIZED
                            FAIR VALUE     COST     FAIR VALUE    COST

Mortgage-backed securities $  537,888  $  543,860  $  504,512  $  520,786

Corporate and other         1,317,267   1,299,954     953,819     988,072
- -------------------------------------------------------------------------------
                           $1,855,155  $1,843,814  $1,458,331  $1,508,858
- -------------------------------------------------------------------------------

At September 30, 1995, investments in debt securities had maturities as follows:


- -------------------------------------------------------------------------------
                                                MATURITY
- -------------------------------------------------------------------------------
                            WITHIN ONE  ONE THROUGH   FIVE THROUGH   AFTER TEN
                               YEAR     FIVE YEARS      TEN YEARS      YEARS
Mortgage-backed securities   $  8,758    $ 35,003      $ 13,412      $486,687

Corporate and other           278,520     248,659       623,898       148,877
- -------------------------------------------------------------------------------
                             $287,278    $283,662      $637,310      $635,564
- -------------------------------------------------------------------------------

Mortgaged-backed securities have been allocated to the above maturity categories based upon the scheduled amount of principal to be received by year.

================================================================================
NOTE 3 - FINANCE RECEIVABLES
- --------------------------------------------------------------------------------

Finance receivables consist of direct cash loans, secured real estate loans, and sales finance contracts. These loans are principally made to individuals in the blue collar segment of the population. The Company operates branch offices in the states of North and South Carolina. Approximately seventy-five percent (75%) of the net finance receivables were originated in branches located in North Carolina and approximately twenty-five (25%) in branches in South Carolina. Depending upon creditworthiness and loan size, loans are either unsecured or secured by personal property, mobile homes, automobiles or real estate. Sales finance contracts are secured by the respective personal property, automobiles or mobile homes. The majority of loans are made with maximum terms of thirty-six (36) months. Some loans, including those secured by mortgages on real estate, are made with terms up to ten (10) years. Experience of the Company has shown that a majority of the finance receivables will be renewed before contractual maturity dates and, therefore, the foregoing information is not to be regarded as a forecast of future cash collections. During the years ended September 30, 1995 and 1994, cash collections were approximately $30,276,000 and $26,118,000, respectively. The ratio of cash collections to average net finance receivable balances was approximately ninety-four percent (94%) and ninety-three percent (93%) for the years ended September 30, 1995 and 1994, respectively.

A schedule of delinquencies of direct cash loans and sales finance contracts based on current contract terms at September 30, and percentage of such delinquencies compared to gross finance receivables is presented below:

- -------------------------------------------------------------------------------
                                                        1995            1994
- -------------------------------------------------------------------------------
PAST DUE                                          AMOUNT    %     AMOUNT     %
- -------------------------------------------------------------------------------
Four payments or more                            $347,418   .95  $292,626   .91

Three payments                                     83,504   .23   103,700   .32

Two payments                                      195,475   .53   134,324   .41
- --------------------------------------------------------------------------------
TOTALS                                           $626,397  1.71  $530,650  1.64
- --------------------------------------------------------------------------------

The allowance for credit losses was 1.66% of gross finance receivables at September 30, 1995, and 1.70% at September 30, 1994. Changes in the allowance for credit losses were as follows:


- --------------------------------------------------------------------------------
                                                           1995           1994
- --------------------------------------------------------------------------------
BALANCE, BEGINNING OF YEAR                               $550,399       $566,399
- --------------------------------------------------------------------------------
Provision for credit losses                               497,524        403,829

Loans charged-off                                        (647,436)      (524,158)

Recoveries                                                141,859        120,329

Other charges (credits)                                    64,000        (16,000)
- --------------------------------------------------------------------------------
BALANCE, END OF YEAR                                     $606,346       $550,399
- --------------------------------------------------------------------------------

================================================================================
NOTE 4 - PROPERTY AND EQUIPMENT
- --------------------------------------------------------------------------------
Property and equipment are summarized as follows at September 30:


- --------------------------------------------------------------------------------
                                                           1995          1994
- --------------------------------------------------------------------------------
Land                                                   $  144,928    $   144,928

Buildings                                                 249,287        246,787

Equipment, furniture
  and fixtures                                            931,813      1,342,577
                                                       ----------    -----------
                                                        1,326,028      1,734,292
Less accumulated
  depreciation                                           (634,394)    (1,023,517)
- --------------------------------------------------------------------------------
                                                       $  691,634    $   710,775
- --------------------------------------------------------------------------------

Depreciation expense totaled approximately $112,000 and $141,000 for the years ended September 30, 1995 and 1994, respectively.

================================================================================
NOTE 5 - NOTES PAYABLE
- --------------------------------------------------------------------------------
                 Notes payable are as follows at September 30:


- -----------------------------------------------------------------------------
                                                         1995        1994
- -----------------------------------------------------------------------------
Due to Banks:

    Notes payable to banks, with
        interest payable monthly,
        collateralized by finance
        receivables, all cash and noncash
        proceeds of finance receivables
        (See description of term,
        interest rates and major
        covenants below)                             $30,346,607  $26,794,607
                                                     -----------  -----------
Senior subordinated notes payable:

    Senior note payable to the
        primary carrier of credit life
        and disability insurance,
        subordinated to short- term notes
        payable to banks with interest
        payable quarterly at prime plus
        one percent (1%), to be not less
        than nine percent (9%) nor more
        than twelve percent (12%); due
        June 30, 1999                                    300,000      300,000
                                                     -----------  -----------
Other notes payable:

    Various unsecured notes,
        principally due on demand,
        interest payable quarterly or
        monthly at prime plus one percent
        (1%)                                           3,008,216    2,878,030
                                                     -----------  -----------
Mortgage loans payable:

    Mortgage loan payable to bank at
        $464 per month including
        principal and interest through
        September 2006, interest at eight
        percent (8%) adjustable annually
        to no more than fourteen percent
        (14%)                                             40,619       42,348

    Mortgage loan payable to bank at
        $1,357 per month including
        principal and interest through
        October 2006, interest at seven
        percent (7%) adjustable annually
        to no more than fifteen percent
        (15%)                                            125,238      131,923

    Mortgage loan payable to bank at
        $425 per month plus interest
        through June 1997, with the
        balance of $49,925 due July 1997,
        interest at the prime rate plus
        one percent (1%)                                  58,425       63,525
                                                     -----------  -----------
                                                         224,282      237,796
- -----------------------------------------------------------------------------
TOTAL NOTES PAYABLE                                  $33,879,105  $30,210,433
=============================================================================

The loan agreement with respect to the notes payable to banks provides a line of credit with borrowings of up to $35,500,000 or eighty-seven (87%), reducing to eighty-five (85%) by March 31, 1996, of eligible receivables. The Company may borrow, at its option, at the rate of prime plus one-fourth of one percent (1/4 of 1%), or LIBOR plus two and one-half percent (2 1/2%). The Company pays a facility fee of one-fourth of one percent (1/4 of 1%) on the total line of credit. The notes are payable upon demand and are collateralized by substantially all of the assets of the Company.

Major covenants of the loan agreement provide that United Financial Services, Inc. (a) shall maintain a ratio of debt to tangible net worth as defined which shall not exceed 6.5 to 1; (b) shall maintain a ratio of unsubordinated debt to adjusted tangible net worth as defined which shall not exceed 5.5 to 1; (c) shall maintain tangible net worth of not less than $5,900,000 to increase annually by eighty percent (80%) of earnings after permitted dividends; (d) shall maintain subordinated debt of not less than $600,000; (e) shall maintain interest coverage as defined in excess of 1.2 to 1; and (f) is permitted to make allocations of management fees, dividends and federal income taxes for the purpose of servicing debt at the parent company level. The aggregate total of such allocations in any one fiscal year may not exceed the total of federal income taxes calculated to be due from the Company and its subsidiaries, without regard to payment of management fees, plus fifty percent (50%) of the after tax consolidated net income of the Company and subsidiaries calculated without regard to payment of management fees.

As described above, the Company's subsidiaries have various debt agreements requiring various ratios and net tangible asset levels which, in effect, restrict the distribution of assets to the parent company and correspondingly the payment of cash dividends by the Company to stockholders. At September 30, 1995, restricted net assets of the consolidated subsidiaries were $5,227,000.

Senior subordinated notes payable are unsecured. Mortgage loans payable are secured by all land and buildings owned by the Company.

Total short-term debt at September 30, 1995, amounted to $33,354,823. The aggregate annual maturities of long-term debt of $524,282 are as follows for years ending September 30:


            1996 -  $14,450                1997 -  $ 15,309

            1998 -  $16,233                1999 -  $317,240

            2000 -  $18,339  balance thereafter -  $142,711

Following is a summary of information relating to short-term notes payable at September 30:

- ------------------------------------------------------------------------------
                               MAXIMUM       AVERAGE MONTHLY  WEIGHTED AVERAGE
                             OUTSTANDING         AMOUNT           INTEREST
                           AT ANY MONTH END    OUTSTANDING          RATE
- ------------------------------------------------------------------------------
Line-of-credit due banks:

          1995                  $30,346,607      $28,555,838       9.31

          1994                  $26,794,607      $23,914,992       7.64

Other short-term borrowings:

          1995                  $ 3,026,088      $ 2,895,618      10.05

          1994                  $ 2,878,000      $ 2,717,000       8.70


================================================================================
NOTE 6 - LEASE COMMITMENTS
- --------------------------------------------------------------------------------
The company leases office space for its home and branch offices. These leases are all operating leases expiring at various dates through 2004. The future minimum rental commitments required under all operating leases of $355,216 are as follows for the years ending September 30:


         1996 -   $160,420     1997 -    $95,648
         1998 -   $ 60,248     1999 -    $29,650
         2000 -   $  9,250

The total rent expense for the years ended September 30, 1995 and 1994, was approximately $222,000 and $204,000, respectively.


================================================================================
NOTE 7 - INCOME TAXES
- --------------------------------------------------------------------------------

The deferred income tax asset (liability) reflected on the balance sheet is comprised of the following at September 30:

- --------------------------------------------------------------------------------
                                                               1995       1994
- --------------------------------------------------------------------------------
Deferred tax assets:
   Insurance income adjustments                              $245,000  $ 256,000

   Allowance for credit losses                                221,000    202,000

   Deferred compensation                                      238,000    215,000

   State net economic loss carryforwards                       50,000    100,000

   Valuation allowance relating to
     possible unrealizable benefits
     attributable to state net economic
     loss carryforwards                                             -    (50,000)
                                                             --------  ---------
                                                              754,000    723,000
                                                             --------  ---------
Deferred tax liabilities:
   Unearned finance charge adjustments                        478,000    473,000

   Depreciation adjustments                                    14,000     35,000

   Reserve for tax audit adjustments                          250,000    250,000
                                                             --------  ---------
                                                              742,000    758,000
- --------------------------------------------------------------------------------
NET DEFERRED TAX ASSET (LIABILITY)                           $ 12,000  $ (35,000)
- --------------------------------------------------------------------------------

The provision for income tax expense is summarized as follows for the years ended September 30:


- -------------------------------------------------------------------------------
                                                              1995      1994
- -------------------------------------------------------------------------------

Current:
  Federal income taxes currently payable                    $537,000   $365,000

  State income taxes currently payable to
    state taxing authorities included in
    other accrued liabilities                                 49,000     54,000
                                                            --------   --------
                                                             586,000    419,000
                                                            --------   --------
Change in deferred income taxes payable:
  Utilization of state net economic loss
    carryforwards                                             50,000     33,000

  Change in the valuation allowance
    relating to utilization of state net
    economic loss carryforwards                              (50,000)   (33,000)

  Changes in other components of deferred
    tax assets and liabilities                               (47,000)    25,000
                                                            --------   --------
                                                             (47,000)    25,000
- -------------------------------------------------------------------------------
PROVISION FOR INCOME TAX EXPENSE                            $539,000   $444,000
- -------------------------------------------------------------------------------

A reconciliation of the provision for income taxes to the federal statutory rate is as follows:


- -------------------------------------------------------------------------------------------------------------------
                                                                   1995                          1994
- -------------------------------------------------------------------------------------------------------------------
Provision for income taxes at the federal statutory rate       $630,000            34%       $509,000            34%

State income taxes, less federal tax benefit                     34,000             2%         75,000             5%

Other, principally effect of exempt income relating to
  reinsurance subsidiary                                       (125,000)           (7%)      (140,000)           (9%)
- -------------------------------------------------------------------------------------------------------------------
PROVISION FOR INCOME TAXES                                     $539,000            29%       $444,000            30%
- -------------------------------------------------------------------------------------------------------------------

================================================================================
NOTE 8 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
- --------------------------------------------------------------------------------

For cash, marketable securities, accounts receivable and debt, management estimates that the carrying amount is a reasonable estimate of fair value. These estimates are based upon the carrying amounts for cash and accounts receivable, upon quoted market prices for marketable securities and upon rates currently available to the Company for debt. For finance receivables, management estimates that the fair value of net finance receivables is approximately $37,000,000 based upon estimated market prices of consumer finance branch offices and residual income streams from insurance. Fair value estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Fair value estimates do not reflect the total value of the Company as a going concern.

================================================================================
NOTE 9 - RELATED PARTY TRANSACTIONS
- --------------------------------------------------------------------------------

The major related party transactions of The United Group, Inc. and Subsidiaries are summarized below:

     Related party notes and accounts receivable


Notes and accounts receivable - affiliates were as follows at September 30:

- ------------------------------------------------------------------------------
                                                            1995       1994
- ------------------------------------------------------------------------------
Accounts receivable from Angell Group Incorporated (AGI)  $900,926  $  900,926

Note receivable from Angell Care, Inc. (ACI), an
affiliate of AGI, bearing interest at the prime rate
plus one-quarter percent (1/4%)                             75,740     131,721
- ------------------------------------------------------------------------------
                                                          $976,666  $1,032,647
- ------------------------------------------------------------------------------

Accounts receivable from AGI, an affiliate of The United Group, Inc., has arisen principally from income tax allocations in prior years when the Company was part of the AGI consolidated group. Management of AGI and ACI intends to repay the above notes and accounts receivable from future equity distributions made by the Company to Don Angell, the sole shareholder of AGI, or through future stock repurchase transactions between Don Angell and the Company. Amounts due from AGI and its subsidiaries are secured by 249,933 shares of common stock of The United Group, Inc. owned by Don Angell.

     Related party notes payable

In addition to the items previously discussed, the Company had $294,529 and $279,254 in notes payable to various affiliates, stockholders, directors and officers outstanding at September 30, 1995 and 1994, respectively. These notes are among those listed and further described in Note 4.

================================================================================
NOTE 10 - STOCK BONUS PLAN
- --------------------------------------------------------------------------------

The Company has a stock bonus plan as a vehicle to fund redemption of certain parent company stock and to provide retirement benefits to employees. The Company's stock bonus plan covers all full-time employees, and is funded entirely with Company contributions. Contributions are discretionary and are determined annually by the Board of Directors, up to a maximum of fifteen percent (15%) of annual compensation. Contributions are funded as accrued. Participants in the plan become vested after five (5) years of service. Forfeitures are used to reduce annual contributions. Contributions in the form of parent company stock are valued at fair market value determined annually via independent appraisal of the stock at the contribution date. The expense recorded under this plan was $253,184 and $225,492 for the years ended September 30, 1995 and 1994, respectively.

================================================================================
NOTE 11 - CONCENTRATIONS OF CREDIT RISK
- --------------------------------------------------------------------------------

Concentrations of credit risk with respect to finance receivables are discussed in Note 2. In addition, the Company and its subsidiaries had cash in bank accounts that exceed the federally insured amount for individual account holders by approximately $1,300,000 at September 30, 1995.

                    THE UNITED GROUP, INC. AND SUBSIDIARIES
                     MANAGEMENT DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
================================================================================
COMPARISON OF FISCAL 1995 VERSUS FISCAL 1994
- --------------------------------------------------------------------------------

During the year ended September 30, 1995, the Company produced loan volume of approximately $47,900,000 compared with $41,500,000 in Fiscal 1994. During the current year, one branch office was opened in April. This branch produced loan volume of approximately $664,000. A branch opened in June 1994 produced loan volume of approximately $1,523,000. Therefore, branches opened more than one year produced loan volume of $45,713,000 during Fiscal 1995 compared with $37,600,000 in Fiscal 1994. The increased volume in existing branches is the result of several factors including company incentive and motivation programs, advertising campaigns and favorable economic conditions. A significant factor in the increase volume was also the Company's movement from the smaller loan market to the intermediate loan market resulting in substantial loan volume involving financing automobiles, mobile homes and real estate. As a result, the average loan made in Fiscal 1995 increased to $1,637 compared with $1,428 in 1994. Total sales volume increased from approximately $5,080,000 in 1994 to approximately $7,770,000 in 1995. Most of this increase involved loans using automobiles as collateral. The result of the increased loan volume was an increase in net finance receivables from $29,950,691 at September 30, 1994 to $34,096,563 at September 30, 1995 which is an increase of 13.8%. This compares with an increase during 1994 of approximately $2,800,000 or 10%.

Profitability improved in Fiscal 1995 over 1994 due to several factors. First, the increased finance receivables generated an increase in revenues. Interest and fees on loans increased by $1,259,827 which is an increase of 16.6%. Insurance commissions and premiums increased by $140,657 which is an increase of 7.6%. Increases in insurance income do not follow increases in interest income due to rate reductions, decreased penetration on larger loans and other factors. Investment income and other interest improved by $69,383 due to increases in invested assets in UFS Life and to favorable investment market conditions. Other operating expenses actually declined by $189,049 or 10.8%. Approximately $130,000 of this decrease is attributable to the elimination of amortization of deferred loan costs on notes repaid by the parent company during Fiscal 1994. The balance is a result of aggressive efforts to control and reduce expenses where possible.

Interest expense for Fiscal 1995 increased over Fiscal 1994 by $629,865. This amount was influenced by several factors. Some of these factors caused interest expense to go up and some generated an interest expense savings. First, the increased finance receivables were partially financed by increasing the balance due on the bank line of credit. The average monthly balance increased by $4,640,846 in 1995 compared with 1994. Approximately, $1,700,000 of this increase can be attributed to the payout of notes at the parent company level in Fiscal 1994 on which interest rates of approximately 12% were being paid. This resulted in an interest expense savings of approximately $45,000. The balance of the increase in average balance due to the banks generated interest expense of approximately $230,000. During Fiscal 1995, the average rate paid on short-term bank debt increased from 7.64% to 9.31% generating additional interest expense of approximately $475,000. The average rate on other short-term debt increased from 8.70% to 10.05% generating an additional $39,000 in interest expense.

================================================================================
FUTURE PROFITABILITY
- --------------------------------------------------------------------------------

The future profitability of the company is highly dependent upon the course of short-term interest rates since the cost of the primary source funds, the bank line of credit, is tied to the prime interest rate charged by the banks or to LIBOR. Each percentage point increase in the prime rate increases the Company's interest expense by approximately $330,000 at the current level of borrowing. As stated above, rate increases generated additional interest expense of approximately $514,000 in Fiscal 1995 compared with rates paid in 1994. This increase in expense can be somewhat mitigated by the fact that the rates of interest charged in South Carolina are not subject to regulation and can be increased somewhat if necessary. In addition, the Company intends to be more aggressive in its control of operating expenses during times when interest rates are high. As discussed above, these efforts generated savings during Fiscal 1995. During 1995, the United Financial Services, Inc. negotiated an adjustment in the interest rate paid to the banks so that the company can elect to pay either prime plus one-fourth of one percent (1/4 of 1%) or LIBOR plus two and one-half percent (2 and 1/2%). The company believes that on average, the LIBOR rate will be elected which will generate an average reduction of about three-fourths of one percent (3/4 of 1%) in the average interest rate paid. At the current level of borrowing, this would translate to a savings of approximately $225,000 annually. Experience has shown that periods of high rates run in cycles and that such a cycle may currently be occurring or be in its latter stages. Experience has also shown that these cycles eventually run their course and rates return to lower levels.

================================================================================
Credit Loss Experience
- -------------------------------------------------------------------------------

Delinquency is computed based on the amount past due according to the original payment terms of a loan (known as the contractual method). Management closely monitors delinquency to measure the quality of the loan portfolio and the potential for credit losses. In addition, delinquency statistics give management important information concerning trends in particular branches or areas. Management uses this information to determine the need to adjust collection efforts and to adjust credit policies in order to maintain the quality of the loan portfolio.

The Company maintains an allowance for loan losses in an amount that, in management's opinion, is adequate to cover losses expected to occur in the existing loan portfolio. The Company charges against current earnings, as a provision for loan losses, amounts added to the allowance to maintain it at levels expected to cover future losses of principal. The Company's policy is to charge-off loans that are 210 days past due contractually, or sooner if the loan is deemed uncollectible. This policy was previously 240 days in Fiscal 1994 and 270 days in Fiscal 1993. Collection efforts on charged-off loans continue until the obligation is satisfied or until it is determined such obligation is not collectible or the cost of continued collection efforts will exceed the potential for recovery. Accounts charged-off are debited to the allowance for loan losses. Recoveries of previously charged-off loans are credited to the allowance for loan losses.

The following table summarizes statistics relating to the condition of receivables, the allowance for loan losses and credit loss experience over the last five fiscal years:


- ---------------------------------------------------------------------------------
                                    1995      1994      1993      1992      1991
- ---------------------------------------------------------------------------------
Percentage of receivables past due:

  Four payments or more              0.95      0.91      1.02      1.56      2.80

  Three payments                     0.23      0.32      0.27      0.32      0.49

  Two payments                       0.53      0.41      0.37      0.58      0.80
                                    ---------------------------------------------
    Total                            1.71      1.64      1.66      2.46      4.09
                                    =============================================
Accounts two or more payments
past due known to have filed
under federal bankruptcy law         0.70      0.61      0.64      1.13      2.03
                                    =============================================
Percentage of average net finance receivables:

  Cash collections                  94.00     93.00     87.00     83.00     81.00

  Provision for credit losses        1.55      1.44      2.24      3.68      2.29

  Charge-offs, net of recoveries     1.57      1.44      1.84      3.61      2.19


================================================================================
LIQUIDITY AND CAPITAL RESOURCES
- --------------------------------------------------------------------------------

The Company finances its operations and growth through cash flow from operations and borrowings under the bank line of credit. In 1995, the Company produced cash flow from operations of $2,757,167 compared with $2,819,104 in 1994. In addition, the Company collected cash as repayments on loans of $18,879,483 in 1995 and $16,039,724 in 1994. An important element in these cash collections is the condition of finance receivables discussed above.

The Company's primary ongoing cash requirements relate to funding growth in loan receivables in both existing and new branch offices. The Company plans to continue efforts to employ additional receivables in existing branch offices. In addition, new offices will be opened as available personnel and locations appear to make such openings attractive to management. The Company currently has a total line of credit of $35,500,000 with its banks. Approximately $5,150,000 of this line is not used as of September 30, 1995. The Company believes that this line of credit along with internally generated cash flows is adequate to fund anticipated growth.

================================================================================
INFLATION
- --------------------------------------------------------------------------------

The Company does not believe that inflation has a material adverse effect on its financial condition or results of operations. The primary impact of inflation on the operations of the Company is reflected in increased operating costs. While increases in operating costs would adversely affect the Company's operations, such effects can be offset in the long-term by increases in the size of loans made as well as rate increases should interest rates remain at high levels due to high levels of inflation.