Form 10KSB, Exhibit 13
period 1996-09-30
UNITED GROUP INC
filed 1997-01-22
CIK 101252

                                   EXHIBIT 13










                             THE UNITED GROUP, INC.


                               1996 ANNUAL REPORT

                    THE UNITED GROUP, INC. AND SUBSIDIARIES

                               1996 ANNUAL REPORT


                                    CONTENTS


Selected Financial Data.........................................................................          1

Description of Business.........................................................................          2-3

Financial Statements:

            Report of Independent Certified Public Accountants..................................          4

            Consolidated Balance Sheets.........................................................          5-6

            Consolidated Statements of Income...................................................          7

            Consolidated Statements of Changes in Stockholders' Equity..........................          8

            Consolidated Statements of Cash Flows...............................................          9-10

            Notes to Consolidated Financial Statements..........................................          11-19

Management's Discussion and Analysis of Financial Condition and Results
            of Operations.......................................................................          20-21

Common Stock Market Prices and Dividends........................................................          22

Directors and Executive Officers................................................................          22-23

                                     THE UNITED GROUP, INC. AND SUBSIDIARIES
                                            SELECTED FINANCIAL DATA
=================================================================================================================
                                                                   YEAR ENDED SEPTEMBER 30,
-----------------------------------------------------------------------------------------------------------------
                                                      1996         1995         1994         1993         1992
-----------------------------------------------------------------------------------------------------------------
Consumer finance operations:
   Net finance receivables:
      Year end                                    $35,719,822  $34,096,563  $29,950,691  $27,162,977  $24,391,769

      Average                                     $34,640,057  $32,144,000  $28,132,810  $25,235,000  $25,178,000

Allowance for credit losses (percent of cash
   loans and other contracts)                            1.73         1.66         1.70         1.93         1.90

Percent to average net finance receivables:
   Interest and fees on loans                           27.25        27.01        27.03        27.90        27.46

   Interest expense (net of other interest income)       8.10         9.19         8.50         8.32         9.39

   Provision for credit losses                           2.23         1.55         1.44         2.24         3.68

   Net credit income                                    16.92        16.27        17.09        17.34        14.39

   Net insurance income                                  4.50         5.01         5.32         5.43         4.86

   Operating expenses                                   14.97        15.52        17.08        17.56        16.29

   Charge-offs, net of recoveries                        2.40         1.57         1.44         1.84         3.61

Gross revenues                                    $11,620,972  $10,853,057  $ 9,563,190  $ 8,892,329  $ 8,691,099

Income before income taxes                        $ 2,237,922  $ 1,854,056  $ 1,498,185  $ 1,317,059  $   743,676

Net income:
   Amount                                         $ 1,544,922  $ 1,315,056  $ 1,054,185  $   948,059  $   630,676

   Per common share                               $      1.46  $      1.25  $      0.98  $      0.83  $      0.63

Total assets                                      $41,513,714  $40,057,736  $35,357,297  $32,962,819  $30,117,743

Total debt                                        $35,952,232  $35,930,807  $32,494,996  $30,459,992  $28,405,867

Stockholders' equity                              $ 5,561,482  $ 4,126,929  $ 2,862,301  $ 2,502,827  $ 1,711,876

                    THE UNITED GROUP, INC. AND SUBSIDIARIES
                            DESCRIPTION OF BUSINESS

The United Group, Inc. is a holding company providing financing and management assistance to its operating subsidiary, United Financial Services, Inc., which is engaged in the business of making direct cash loans to individuals and purchasing sales finance contracts from retailers through branch offices in North and South Carolina.

As of September 30, 1996, United Financial Services, Inc. operates twenty-seven branch lending offices with twenty in the state of North Carolina and seven in the state of South Carolina. In each branch office, the Company makes direct cash loans to individuals. In addition, the Company purchases retail installment contracts financing the sale of autos, appliances, and other hard goods from various dealers in the vicinities of each branch office. The following table details the amounts extended to individual customers and maximum terms and collateral based upon operations conducted during the fiscal year ended September 30, 1996:

                                                   NORTH CAROLINA                          SOUTH CAROLINA
Maximum amount financed                                $25,000                                 $25,000

Maximum term                                         120 months                              120 months

Collateral:
   Amount financed up to $3,000          Personal Property or Motor Vehicles      Personal Property or Motor Vehicles
                                                  or Mobile Homes                           or Mobile Homes

   Amount financed over $3,000           Motor Vehicles or Mobile Homes or        Motor Vehicles or Mobile Homes or
                                                  November 22, 1996                          Real Estate

The Company also makes unsecured loans up to $3,000. In both states, the Company makes secured real estate loans that are generally limited to $15,000 with terms up to ten (10) years. In addition, finance receivables include sales finance contracts with maximum terms of thirty-six (36) months.

United Financial Services, Inc. operates branch offices in the state of South Carolina in Cheraw, Darlington, Florence, Gaffney, Hartsville, Marion, and Moncks Corner. This operation is regulated by the South Carolina Consumer Protection Code. Under this law the Company determines the rates that it wants to charge and may affect these rates after filing with the South Carolina Department of Consumer Affairs. Such rates are only limited by management's consideration of reasonableness. Cost factors including interest expense, credit losses and the amount of individual loans that may be made are taken into account. The Company has chosen generally to limit its individual loans in the state of South Carolina to $5,000. The company has chosen to make loans secured by real estate in South Carolina because such security may be used on loans of more than $2,500. In March 1993, United Financial Services, Inc. opened the office in Gaffney, South Carolina that operates under the name UFS Finance Company. The primary business of this branch office is the financing and refinancing of contracts secured by motor vehicles.

United Financial Services, Inc. of N.C. is a wholly-owned subsidiary of United Financial Services, Inc., operating branch offices in Asheboro, Boone, Cherryville, High Point, Laurinburg, Lenoir, Lexington, Marion, Monroe, Morganton, Mt. Airy, Newton, North Wilkesboro, Reidsville, Salisbury, Sanford, Shelby, Statesville, Taylorsville, and West Jefferson, North Carolina. The consumer finance business in the state of North Carolina is regulated by the North Carolina Consumer Finance Act administered by the North Carolina Banking Commission. Finance charge rate ceilings are set by the legislature. The Company has elected to operate under North Carolina General Statute 53-176 that permits loans to $10,000 for terms up to eighty-four (84) months. Management, however, has chosen generally to limit loans to approximately $5,000 with a maximum term of 48 months. This limit has been adopted due to the inability to use real estate as collateral.

United Landmark, Inc. Is a wholly-owned subsidiary of United Financial
Services, Inc.   This corporation operates as a mortgage banker registered with the North Carolina Commissioner of Banks for the purpose of making real estate loans in the North Carolina consumer finance branches operated by United Financial Services, Inc. of N. C. This subsidiary began making real estate loans in North Carolina in March 1996. This subsidiary is also the holding company for buildings owned and used by the branch offices of United Financial Services, Inc. As of September 30, 1996, this subsidiary owns five buildings in Moncks Corner, South Carolina and Lenoir, Newton, Taylorsville, and West Jefferson, North Carolina.

A substantial portion of revenue is contributed by commissions derived from sale of credit insurance sold with loans made including life, disability, property, and single interest automobile insurance. On February 1, 1987, United Financial Services, Inc. formed a life insurance company, UFS Life Reinsurance Company, which is a wholly-owned subsidiary licensed in the state of Arizona. The underwriter of life and disability coverages produced by United branch offices has agreed to reinsure such coverages with UFS Life. This permits the Company to participate in a larger share of the premiums and to generate investment income from funds held in reserves. Property and automobile coverages are written through a property and casualty company under agency agreements under which United Financial assumes the primary risk for claims and, accordingly, participates in favorable underwriting results.

United Financial obtains funds for lending by pledging its finance receivables as collateral under a financing agreement with three banks. The line of credit depends in part upon United Financial's equity base along with debt subordinate to the banks and the banks' judgement of general creditworthiness. The capacity for lending activities is limited to the size of the line of credit and the ability to attract capital in the form of subordinated debt or stockholders' equity.

The United Group, Inc. obtains its funds for operations through allocations of federal income taxes, management fees, dividends, and repayment of loans to, or advances received from United Financial Services, Inc. At September 30, 1996, the intercompany account between United Financial and parent had a balance of $201,797 payable from United Financial Services, Inc. Under current agreements with its creditor banks, United Financial is allowed to pay management fees to the parent, make allocations of federal income taxes and pay dividends as described in Note 4 to the Consolidated Financial Statements. In addition, the Company offers notes to investors through private placements. Any excess funds generated from the sale of notes or other sources are lent to the subsidiary on a demand basis.

Neither the Company nor any of its subsidiaries are dependent upon a single customer or a few customers. The consumer finance business is seasonal to the extent that the heaviest volume generally occurs during the fourth calendar quarter due to Thanksgiving, Christmas and buying for the winter season.
Volume during the first calendar quarter is lower due partly to the heavy volume in the fourth quarter and the fact that customers' borrowing needs are relatively low. The balance of volume occurs relatively evenly over the second and third quarters. The seasonal factors affecting volume can be distorted due to economic conditions, openings of new branches, advertising campaigns or other factors. The following table shows loan volume by quarter for the last five fiscal years ending September 30 (with loan volume amounts shown in millions):

===================================================================================
                   1996          1995          1994          1993          1992
===================================================================================
QUARTER ENDED  Amount    %   Amount    %   Amount    %   Amount    %   Amount    %

December 31     $12.8   28    $12.0   25    $10.5   25    $ 9.3   24    $10.5   31

March 31          9.2   20     11.1   23      8.6   21      8.2   21      7.9   23

June 30          11.6   26     13.0   27     10.5   25     10.6   28      7.6   23

September 30     11.9   26     11.8   25     11.9   29     10.1   27      7.8   23
===================================================================================
TOTAL           $45.5  100    $47.9  100    $41.5  100    $38.2  100    $33.8  100
===================================================================================

The consumer finance industry is competitive in that a large number of consumer finance lending offices exist in North and South Carolina. More than 500 offices are licensed in North Carolina and more than 700 in South Carolina. In addition, banks, credit unions, savings and loans and other lending institutions compete for the Company's customers.

In its daily operations, the competitors may be considered lending offices within about a 25-mile radius of the Company's branch office. In addition, the competing offices may be divided into three general groups. These groups include those that primarily market large loans, those that primarily market moderate size loans and those that primarily market small loans. The dividing line between such lenders is not distinctly defined. However, the large loan lenders generally seek loans more than $5,000. The moderate size market would include loans from $1,500 up to $5,000 and the small loan market would consist of those lenders marketing loans of $1,500 or less. United Financial has chosen the moderate loan market as its primary emphasis. The Company has chosen the moderate size market because the state law in North Carolina allows sufficient yields on these size loans to provide a substantial return above the cost of borrowed money. In South Carolina, where rates have been deregulated, the Company does not believe that competition allows sufficient rates on larger loans. The Company previously concentrated its efforts on smaller loans but has moved to concentrate its efforts on the moderate size market because it believes that this market permits the charging of sufficient rates and that risk is reduced due to the ability to secure loans with automobiles, mobile homes and real estate. In addition, this market employs more funds per unit without increasing overhead other than the cost of funds and is a primary factor in increased profitability. Because of the movement to this market, United Financial Services, Inc. has opened new markets for itself and has seen a strong demand that is the driving force behind the increases in loan volume shown in the table above.

The United Group, Inc. and its subsidiaries had 113 employees on September 30, 1996.

       [LOGO]   DANIEL,                  Suite 230
                RATLIFF &                1100 South Tryon Street
                COMPANY                  Charlotte, NC 28203
       Certified Public Accountants
                                         .......................
                                         704/371-5000
                                         (fax) 371-4888
                                         Offices in Charlotte & Mooresville








               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS





To the Stockholders and Board of Directors of The United Group, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of The United Group, Inc. and Subsidiaries as of September 30, 1996, and the related consolidated statements of income, changes in stockholders' equity and of cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements for the year ended September 30, 1995, were audited by other auditors whose report dated November 22, 1995, expressed an unqualified opinion on those consolidated financial statements.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The United Group, Inc. and Subsidiaries, as of September 30, 1996, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.



/s/ Daniel, Ratliff, & Company

November 22, 1996
Charlotte, North Carolina

                    THE UNITED GROUP, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                 SEPTEMBER 30,

=======================================================================================
=======================================================================================
                           ASSETS                                 1996         1995
=======================================================================================
Cash                                                           $   932,208  $ 1,646,501
                                                               -----------  -----------
Marketable securities (Note 2)                                   1,870,865    1,843,814
                                                               -----------  -----------
Finance receivables (Notes 3 and 5):
   Cash loans and other contracts                               38,166,028   36,589,554

   Less:
       Unearned insurance commissions                            1,786,606    1,886,645

       Allowance for credit losses                                 659,600      606,346
                                                               -----------  -----------
                                                                 2,446,206    2,492,991
                                                               -----------  -----------
Net finance receivables                                         35,719,822   34,096,563
                                                               -----------  -----------
Notes and accounts receivable:
   Due from affiliates (Note 9)                                    934,315      976,666

   Other                                                         1,039,307      637,389
                                                               -----------  -----------
                                                                 1,973,622    1,614,055
                                                               -----------  -----------
Property and equipment at cost, less accumulated
   depreciation and amortization (Note 4)                          805,706      691,634
                                                               -----------  -----------
Deferred loan costs and other intangible assets at cost, less
   accumulated amortization                                         43,120       62,048
                                                               -----------  -----------
Deferred income taxes (Note 7)                                      67,000       12,000
                                                               -----------  -----------
Other assets                                                       101,371       91,121
                                                               -----------  -----------






                                                               $41,513,714  $40,057,736
                                                               ===========  ===========

=======================================================================================
=======================================================================================
         LIABILITIES AND STOCKHOLDERS' EQUITY                     1996         1995
=======================================================================================
Notes payable (Note 5 and 9):

  Notes payable to banks                                      $30,073,606   $30,346,607

  Mortgage loans payable                                          308,939       224,282

  Other notes payable                                           3,024,648     3,008,216

  Senior subordinated notes payable                               200,000       300,000

Accounts payable and accrued expenses                           2,345,039     2,051,702
                                                              -----------   -----------
                                                               35,952,232    35,930,807
                                                              -----------   -----------

Stockholders' equity:
  Preferred stock, no par value, stated value of $2 per
    share; 500,000 shares authorized; no shares issued
    and outstanding                                                 -            -

  Common stock, no par value, total stated value of
    $100,000; 25,000,000 shares authorized;
    1,056,599 and 1,060,461 shares issued, respectively           100,000       100,000

  Additional paid-in capital                                      101,600       127,623

  Retained earnings                                             5,650,995     4,211,129
                                                              -----------   -----------
                                                                5,852,595     4,438,752
  Less:
    Cost of common stock held by subsidiary
    (71,364 and 79,364 shares, respectively)                      291,113       311,823
                                                              -----------   -----------
                                                                5,561,482     4,126,929
                                                              -----------   -----------




                                                              $41,513,714   $40,057,736
                                                              ===========   ===========







          See accompanying notes to consolidated financial statements.

                   THE UNITED GROUP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF INCOME
                      FOR THE YEARS ENDED SEPTEMBER 30,

==================================================================
==================================================================
                                              1996        1995
==================================================================
Credit income:

 Interest and fees on loans                $9,441,128  $8,683,556

 Investment income and other interest         177,318     177,509
                                           ----------  ----------
                                            9,618,446   8,861,065


Less:
 Interest expense                           2,981,853   3,130,529

 Provision for credit losses                  771,675     497,524
                                           ----------  ----------
Net credit income                           5,864,918   5,233,012
                                           ----------  ----------
Insurance income:
 Insurance commissions and premiums         2,002,526   1,991,992

 Less, insurance losses and loss expenses     443,061     380,702
                                           ----------  ----------
 Net insurance income                       1,559,465   1,611,290
                                           ----------  ----------
Operating expenses:
 Salaries and benefits                      3,640,531   3,437,640

 Other operating expenses                   1,545,930   1,552,606
                                           ----------  ----------
 Total operating expenses                   5,186,461   4,990,246
                                           ----------  ----------
Income before provision for income taxes    2,237,922   1,854,056

Provision for income taxes (Note 7)           693,000     539,000
                                           ----------  ----------
Net income                                 $1,544,922  $1,315,056
                                           ==========  ==========
Net income per common share                $     1.46  $     1.25
                                           ==========  ==========
Weighted average shares outstanding         1,056,605   1,053,135
                                           ==========  ==========






     See accompanying notes to consolidated financial statements.

                   THE UNITED GROUP, INC. AND SUBSIDIARIES
          CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
               FOR THE YEARS ENDED SEPTEMBER 30, 1996 AND 1995

============================================================================================
============================================================================================
                                                                       COMMON
                                             ADDITIONAL                STOCK
                      OUTSTANDING   COMMON    PAID- IN    RETAINED    HELD BY
                        SHARES      STOCK     CAPITAL     EARNINGS   SUBSIDIARY    TOTAL
============================================================================================
BALANCE AT
SEPTEMBER 30, 1994       963,841   $100,000  $  69,015   $2,999,615  $(306,329)  $2,862,301

DIVIDENDS                      -          -          -     (103,542)         -     (103,542)

STOCK ISSUED TO
STOCK BONUS PLAN          28,531          -    249,184            -          -      249,184

PURCHASE OF STOCK        (13,422)         -   (120,799)           -          -     (120,799)

PURCHASE OF
STOCK HELD BY
SUBSIDIARY                     -          -   (117,000)           -     22,406      (94,594)

SALE OF STOCK              2,147          -     19,323            -          -       19,323

SALE OF STOCK
TO SUBSIDIARY                  -          -     27,900            -    (27,900)           -

NET INCOME                     -          -          -    1,315,056          -    1,315,056
                     ----------------------------------------------------------------------
BALANCE AT
SEPTEMBER 30, 1995       981,097    100,000    127,623    4,211,129   (311,823)   4,126,929
                     ----------------------------------------------------------------------
DIVIDENDS                      -          -          -     (105,056)         -     (105,056)

STOCK ISSUED TO
STOCK BONUS PLAN          27,667          -    308,486            -          -      308,486

PURCHASE OF STOCK        (23,529)         -   (245,309)           -          -     (245,309)

PURCHASE OF
STOCK HELD BY
SUBSIDIARY                     -          -   (100,350)           -     31,860      (68,490)

SALE OF STOCK
TO SUBSIDIARY                  -          -     11,150            -    (11,150)           -

NET INCOME                     -          -          -    1,544,922          -    1,544,922
                     ----------------------------------------------------------------------
BALANCE AT
SEPTEMBER 30, 1996       985,235   $100,000  $ 101,600   $5,650,995  $(291,113)  $5,561,482
                     ======================================================================




         See accompanying notes to consolidated financial statements.

                   THE UNITED GROUP, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                       FOR THE YEARS ENDED SEPTEMBER 30,

=========================================================================================
=========================================================================================
                                                                    1996         1995
=========================================================================================
Cash flows from operating activities:
   Interest and fees on loans collected                        $  9,801,138  $  9,552,241
   Investment income and other interest income received             172,204       143,665
   Insurance commissions and premiums collected                   1,632,045     1,844,244
   Interest paid                                                 (2,764,293)   (3,123,234)
   Insurance expenses and losses paid                              (443,061)     (380,702)
   Cash paid to suppliers and employees                          (4,801,931)   (4,460,047)
   Income taxes paid                                               (747,533)     (819,000)
                                                               ------------  ------------
                                                                  2,848,569     2,757,167
                                                               ------------  ------------
Cash flows from investing activities:
   Cash proceeds of loans made                                  (24,576,552)  (24,487,975)
   Cash received as repayment of loans                           21,921,647    18,879,483
   Purchase of marketable securities                               (243,341)     (335,664)
   Cash paid to purchase property and equipment                    (249,567)     (138,021)
   Proceeds from sale of equipment                                    5,958        36,263
   Cash paid for intangible assets                                   (2,511)      (18,187)
   Proceeds from sale or maturity of investments                    216,290        21,034
                                                               ------------  ------------
                                                               ------------  ------------
                                                                 (2,928,076)   (6,043,067)
                                                               ------------  ------------
Cash flow from financing activities:
   Notes payable to banks:
         Borrowings                                               5,100,000     5,502,000
         Repayments                                              (5,373,001)   (1,950,000)
   Mortgage loans:
         Borrowings                                                 100,000             -
         Repayments                                                 (15,343)      (13,514)
   Other notes:
         Borrowings                                                 491,743       781,019
         Repayments                                                (475,311)     (650,833)
   Subordinated debt:
         Borrowings                                                 200,000             -
         Repayments                                                (300,000)            -
   Common stock activity:                                              -
         Payments to acquire outstanding stock                     (313,799)     (196,070)
         Cash dividends to shareholders                             (49,075)      (47,561)
                                                               ------------  ------------
                                                                   (634,786)    3,425,041
                                                               ------------  ------------
Net increase in cash                                               (714,293)      139,141
Cash at beginning of year                                         1,646,501     1,507,360
                                                               ------------  ------------
Cash at end of year                                            $    932,208  $  1,646,501
                                                               ============  ============

====================================================================================================
====================================================================================================
                                                                               1996         1995
====================================================================================================
Reconciliation of net income to net cash provided by operating activities:

Net income                                                                  $1,544,922   $1,315,056

Adjustments to reconcile net income to net cash provided:
    Depreciation and amortization                                              150,976      164,128
    Investment income not providing cash                                             -      (20,326)
    Provision for credit losses                                                771,675      497,524
    Provision for deferred income taxes                                        (55,000)     (47,000)
    Provision for stock bonus plan expense                                     308,486      249,184
    Change in unearned interest charges                                        360,010      868,685
    Change in accrued investment income                                          8,516      (13,518)
    Change in unearned insurance commissions and premiums                     (100,039)      96,411
    Change in accounts receivable                                             (410,434)    (193,122)
    Change in accounts receivable from affiliates                              (13,630)           -
    Change in accounts payable                                                  75,310       27,844
    Change in income taxes payable                                                 467     (233,000)
    Change in interest payable                                                 217,560        7,295

    Change in other assets                                                     (10,250)      38,006

        Total adjustments                                                    1,303,647    1,442,111

Net cash provided by operating activities                                   $2,848,569   $2,757,167
                                                                            ==========   ==========

Summary of significant noncash transactions:

During the years ended September 30, 1996 and September 30, 1995, the Company paid dividends of $55,981 through a reduction in notes and accounts receivable from affiliates.


         See accompanying notes to consolidated financial statements.

                    THE UNITED GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1996 AND 1995


================================================================================
Note 1 - Summary of accounting policies
--------------------------------------------------------------------------------

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

     Balance sheet presentation

Since the most significant asset of the Company is finance receivables, the balance sheets at September 30, 1996 and 1995, have been prepared on an unclassified basis as to current and long-term assets and liabilities in accordance with the American Institute of Certified Public Accountants Guide for Audits of Finance Companies.

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

     Allowance for credit losses

An allowance for credit losses is established based on a review of contractually delinquent accounts in the loan portfolio for probable uncollectible accounts at the balance sheet date, and a review of historical loss ratios and industry loss averages to determine a reasonable allowance for accounts that are uncollectible at the balance sheet date but are not yet delinquent, or otherwise impaired. The allowance for credit losses includes amounts for estimates of uncollectible accrued income. When an account becomes six months contractually past due and a full contractual payment has not been received in the last sixty days, the balance of the account and any accrued income is written off. Bankrupt accounts and deficiency balance accounts are written off when losses on such accounts become known.

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

     Per share amounts

Per share amounts have been computed using the weighted shares outstanding of 1,056,605 for the year ended September 30, 1996, and 1,053,135 for the year ended September 30, 1995. For purposes of calculating earnings per share, outstanding shares include shares held by a subsidiary for the benefit of employees under deferred compensation arrangements.

     Segment information

The company operates in only one business segment, the finance business segment, for industry segment report purposes. Insurance business is included in the finance business segment in accordance with the American Institute of Certified Public Accountants Guide for Audits of Finance Companies.


===============================================================================
NOTE 2 - MARKETABLE SECURITIES
-------------------------------------------------------------------------------

The Company's marketable securities consist principally of corporate and government bonds. Such securities are usually held to maturity and valued at the lower of amortized cost or market. The Company had no significant realized or unrealized gains or losses on such securities during the years ended September 30, 1996 and 1995. A summary of such securities is as follows as of September 30:


--------------------------------------------------------------------------------
                                       1996                      1995
--------------------------------------------------------------------------------
                                                                    AMORTIZED
                            FAIR VALUE  AMORTIZED COST  FAIR VALUE     COST

Mortgage-backed securities  $  546,451      $  562,953  $  537,888  $  543,860
Corporate and other          1,359,757       1,307,912   1,317,267   1,299,954
--------------------------------------------------------------------------------
                            $1,906,208      $1,870,865  $1,855,155  $1,843,814
--------------------------------------------------------------------------------

At September 30, 1996, investments in debt securities had maturities as follows:



                                                MATURITY
--------------------------------------------------------------------------------
                            WITHIN ONE  ONE THROUGH  FIVE THROUGH  AFTER TEN
                               YEAR     FIVE YEARS    TEN YEARS      YEARS
Mortgage-backed securities    $ 20,910    $  66,316      $ 41,290   $434,437
Corporate and other            115,414      192,914       545,847    208,355
--------------------------------------------------------------------------------
                              $136,324    $ 259,230      $587,137   $642,792
--------------------------------------------------------------------------------

Mortgaged-backed securities have been allocated to the above maturity categories based upon the scheduled amount of principal to be received by year.


================================================================================
NOTE 3 - FINANCE RECEIVABLES
--------------------------------------------------------------------------------

Finance receivables consist of direct cash loans, secured real estate loans, and sales finance contracts. These loans are principally made to individuals in the blue collar segment of the population. The Company operates branch offices in the states of North and South Carolina. Approximately seventy-five percent (75%) of the net finance receivables were originated in branches located in North Carolina and approximately twenty-five (25%) in branches in South Carolina. Depending upon creditworthiness and loan size, loans are either unsecured or secured by personal property, mobile homes, automobiles or real estate. Sales finance contracts are secured by the respective personal property, automobiles or mobile homes. The majority of loans are made with maximum terms of thirty-six (36) months. Some loans, including those secured by mortgages on real estate, are made with terms up to ten (10) years. Experience of the Company has shown that a majority of the finance receivables will be renewed before contractual maturity dates and, therefore, the foregoing information is not to be regarded as a forecast of future cash collections. During the years ended September 30, 1996 and 1995, cash collections were approximately $33,355,000 and $30,276,000, respectively. The ratio of cash collections to average net finance receivable balances was approximately ninety-six percent (96%) and ninety-four percent (94%) for the years ended September 30, 1996 and 1995, respectively.

A schedule of delinquencies of direct cash loans and sales finance contracts based on current contract terms at September 30, and percentage of such delinquencies compared to cash loans and other contracts is presented below:

-------------------------------------------------------------------------------
                           1996             1995
-------------------------------------------------------------------------------
 PAST DUE                AMOUNT     %     AMOUNT     %
-------------------------------------------------------------------------------
Four payments or more  $411,299  1.08   $347,418   .95
Three payments          244,609   .64     83,504   .23
Two payments            249,825   .65    195,475   .53
-------------------------------------------------------------------------------
 TOTALS                $905,733  2.37   $626,397  1.71
-------------------------------------------------------------------------------

The allowance for credit losses was 1.73% of cash loans and other contracts at September 30, 1996, and 1.66% at September 30, 1995. Changes in the allowance for credit losses were as follows:


-------------------------------------------------------------------------------
                                1996         1995
-------------------------------------------------------------------------------
 BALANCE, BEGINNING OF YEAR  $  606,436    $ 550,399
-------------------------------------------------------------------------------
Provision for credit losses     771,675      497,524
Loans charged-off            (1,008,154)    (647,346)
Recoveries                      176,596      141,859
Other charges (credits)         113,047       64,000
-------------------------------------------------------------------------------
 BALANCE, END OF YEAR        $  659,600    $ 606,436
-------------------------------------------------------------------------------

===============================================================================
NOTE 4 - PROPERTY AND EQUIPMENT
-------------------------------------------------------------------------------

Property and equipment are summarized as follows at September 30:

-------------------------------------------------------------------------------
                                      1996        1995
-------------------------------------------------------------------------------
Land                               $ 185,852   $ 144,928
Buildings                            337,832     249,287
Equipment, furniture and fixtures  1,034,407     931,813
                                   ---------   ---------
                                   1,558,091   1,326,028
Less accumulated depreciation       (752,385)   (634,394)
-------------------------------------------------------------------------------
                                   $ 805,706   $ 691,634
-------------------------------------------------------------------------------

Depreciation expense totaled approximately $120,000 and $112,000 for the years ended September 30, 1996 and 1995, respectively.

===============================================================================
NOTE 5 - NOTES PAYABLE
-------------------------------------------------------------------------------

Notes payable are as follows at September 30:

==========================================================================================
                                                                       1996         1995
==========================================================================================

Due to Banks:
   Notes payable to banks, with interest payable
       monthly, collateralized by finance receivables, all
       cash and noncash proceeds of finance receivables (See
       description of term, interest rates and major
       covenants below)                                           $30,073,606  $30,346,607
                                                                  -----------  -----------
Senior subordinated notes payable:
   Senior note payable to the primary carrier of credit
       life and disability insurance, subordinated to short-
       term notes payable to banks with interest payable
       quarterly at prime plus one percent (1%), to be not
       less than eight percent (8%) nor more than fourteen
       percent (14%); due January 1, 1999                             200,000            -
                                                                  -----------  -----------

 Senior note payable to the former primary carrier of
       credit life and disability insurance, subordinated to
       short-term notes payable to banks with interest
       payable quarterly at prime plus one percent (1%), to
       be not less than nine percent (9%) nor more than
       twelve percent (12%); due June 30, 1999; paid in full
       in 1996                                                              -      300,000
                                                                  -----------  -----------

Other notes payable:
   Various unsecured notes, principally due on demand,
       interest payable quarterly or monthly at prime plus
       one percent (1%)                                             3,024,648    3,008,216
                                                                  -----------  -----------

Mortgage loans payable:
  Mortgage loan payable to bank at $467 per month
       including principal and interest through September
       2006, interest at eight percent (8%) adjustable
       annually to no more than fourteen percent (14%)                 38,317       40,619

  Mortgage loan payable to bank at $1,471 per month
       including principal and interest through October
       2006, interest at eight and three-eights percent (8%)
       adjustable annually to no more than fifteen
       percent (15%)                                                  117,852      125,238



  Mortgage loan payable to bank at $985 per month
  including principal and interest through August 2011,
  interest at eight and one-half percent (8  1/2%)
  adjustable annually to no more than fourteen and
  one-half percent (14 1/2%)                                           99,445            -

  Mortgage loan payable to bank at $425 per month plus
       interest through June 1997, with the balance of
       $49,925 due July 1997, interest at the prime rate
       plus one percent (1%)                                           53,325       58,425
                                                                  ===========  ===========
                                                                      308,939      224,282
==========================================================================================
TOTAL NOTES PAYABLE                                               $33,607,193  $33,879,105
==========================================================================================

The loan agreement with respect to the notes payable to banks provides a line of credit with borrowings of up to $35,500,000 or eighty-five (85%) of eligible receivables. The Company may borrow, at its option, at the rate of prime plus one-fourth of one percent ( 1/4 of 1%), or LIBOR plus two and one-half percent (2 1/2%). The Company pays a facility fee of one-fourth of one percent ( 1/4 of 1%) on the total line of credit. The notes are payable upon demand and are collateralized by substantially all of the assets of the Company.

Major covenants of the loan agreement provide that United Financial Services, Inc. (a) shall maintain a ratio of debt to tangible net worth as defined which shall not exceed 6.5 to 1; (b) shall maintain a ratio of unsubordinated debt to adjusted tangible net worth as defined which shall not exceed 5.5 to 1; (c) shall maintain tangible net worth of not less than $6,700,000 to increase annually by eighty percent (80%) of earnings after permitted dividends; (d) shall maintain subordinated debt of not less than $500,000; (e) shall maintain interest coverage as defined in excess of 1.2 to 1; and (f) is permitted to make allocations of management fees, dividends and federal income taxes for the purpose of servicing debt at the parent company level. The aggregate total of such allocations in any one fiscal year may not exceed the total of federal income taxes calculated to be due from the Company and its subsidiaries, without regard to payment of management fees, plus fifty percent (50%) of the after tax consolidated net income of the Company and subsidiaries calculated without regard to payment of management fees.

As described above, the Company's subsidiaries have various debt agreements requiring various ratios and net tangible asset levels which, in effect, restrict the distribution of assets to the parent company and correspondingly the payment of cash dividends by the Company to stockholders. At September 30, 1996, restricted net assets of the consolidated subsidiaries were $6,700,000.

Senior subordinated notes payable are unsecured. Mortgage loans payable are secured by all land and buildings owned by the Company.

Total short-term debt at September 30, 1996, amounted to $33,098,254. The aggregate annual maturities of long-term debt of $508,939 are as follows for years ending September 30:


             1997 -   $  16,545                 1998-  $ 20,316
             1999 -   $ 221,634                 2000-  $ 23,067
             2001 -   $  24,623  balance thereafter -  $202,754

Following is a summary of information relating to short-term notes payable at September 30:


-------------------------------------------------------------------------------
                               MAXIMUM       AVERAGE MONTHLY  WEIGHTED AVERAGE
                             OUTSTANDING         AMOUNT           INTEREST
                           AT ANY MONTH END    OUTSTANDING          RATE
-------------------------------------------------------------------------------
Line-of-credit due banks:

          1996                  $30,346,607      $29,460,530          8.48
          1995                  $30,346,607      $28,555,838          9.31

Other short-term borrowings:

          1996                  $ 3,160,037      $ 3,064,096          9.47
          1995                  $ 3,026,088      $ 2,895,618         10.05

===============================================================================
NOTE 6 - LEASE COMMITMENTS
-------------------------------------------------------------------------------

The company leases office space for its home and branch offices. These leases are all operating leases expiring at various dates through 2004. The future minimum rental commitments required under all operating leases of $409,391 are as follows for the years ending September 30:

             1997 -      $154,023                 1998-  $118,068
             1999 -      $ 75,850                 2000-  $ 44,950
             2001 -      $ 15,675  balance thereafter -  $    825

The total rent expense for the years ended September 30, 1996 and 1995, was approximately $225,000 and $222,000, respectively.

===============================================================================
NOTE 7 - INCOME TAXES
-------------------------------------------------------------------------------

The deferred income tax asset (liability) reflected on the balance sheet is comprised of the following at September 30:


-------------------------------------------------------------------------------
                                        1996      1995
-------------------------------------------------------------------------------

Deferred tax assets:
 Insurance income adjustments         $177,000  $245,000
 Allowance for credit losses           241,000   221,000
 Deferred compensation                 259,000   238,000
 Other                                  50,000    50,000
                                      --------  --------
                                       727,000   754,000
                                      --------  --------
Deferred tax liabilities:
 Unearned finance charge adjustments   403,000   478,000
 Reserve for tax audit adjustments     250,000   250,000
 Other                                   7,000    14,000
                                      --------  --------
                                       660,000   742,000
-------------------------------------------------------------------------------
NET DEFERRED TAX ASSET (LIABILITY)    $ 67,000  $ 12,000
-------------------------------------------------------------------------------

The provision for income tax expense is summarized as follows for the years ended September 30:



-------------------------------------------------------------------------------
                                                              1996       1995
-------------------------------------------------------------------------------

Current:
 Federal income taxes currently payable                     $682,000   $537,000

 State income taxes currently payable to state taxing
   authorities included in other accrued liabilities          66,000     49,000
                                                            --------   --------
                                                             748,000    586,000
                                                            --------   --------
Change in deferred income taxes payable:
 Utilization of state net economic loss carryforwards              -     50,000

 Change in the valuation allowance relating to
   utilization of state net economic loss carryforwards            -    (50,000)

 Changes in other components of deferred tax assets and
   liabilities                                               (55,000)   (47,000)
                                                             (55,000)   (47,000)
-------------------------------------------------------------------------------
PROVISION FOR INCOME TAX EXPENSE                            $693,000   $539,000
-------------------------------------------------------------------------------

A reconciliation of the provision for income taxes to the federal statutory rate is as follows:

---------------------------------------------------------------------------------------------------------------------
                                                              1996                          1995
---------------------------------------------------------------------------------------------------------------------

Provision for income taxes at the federal statutory rate     $ 761,000            34%       $630,000            34%
State income taxes, less federal tax benefit                    40,000             2%         34,000             2%
Other, principally effect of exempt income relating to
  reinsurance subsidiary                                      (108,000)           (5%)      (125,000)           (7%)
---------------------------------------------------------------------------------------------------------------------
PROVISION FOR INCOME TAXES                                   $ 693,000            31%       $539,000            29%
---------------------------------------------------------------------------------------------------------------------

===============================================================================
NOTE 8 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

-------------------------------------------------------------------------------

For cash, marketable securities, accounts receivable and debt, management estimates that the carrying amount is a reasonable estimate of fair value. These estimates are based upon the carrying amounts for cash and accounts receivable, upon quoted market prices for marketable securities and upon rates currently available to the Company for debt. For finance receivables, management estimates that the fair value of net finance receivables is approximately $40,000,000 based upon estimated market prices of consumer finance branch offices and residual income streams from insurance. Fair value estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Fair value estimates do not reflect the total value of the Company as a going concern.


NOTE 9 - RELATED PARTY TRANSACTIONS
-----------------------------------

The major related party transactions of The United Group, Inc. and Subsidiaries are summarized below:

     Related party notes and accounts receivable

Notes and accounts receivable - affiliates were as follows at September 30:

--------------------------------------------------------------------------------
                                                                1996      1995
--------------------------------------------------------------------------------
Accounts receivable from Angell Group Incorporated (AGI)      $900,926  $900,926

Note receivable from Angell Care, Inc. (ACI), an affiliate
of AGI, bearing interest at the prime rate plus one-quarter
percent (1/4%)                                                  33,389    75,740
--------------------------------------------------------------------------------
                                                              $934,315  $976,666
--------------------------------------------------------------------------------

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

   Related party notes payable

In addition to the items previously discussed, the Company had $402,714 and $294,529 in notes payable to various affiliates, stockholders, directors and officers outstanding at September 30, 1996 and 1995, respectively. These notes are among those listed and further described in Note 4.


===============================================================================
NOTE 10 - STOCK BONUS PLAN
-------------------------------------------------------------------------------

The Company has a stock bonus plan as a vehicle to fund redemption of certain parent company stock and to provide retirement benefits to employees. The Company's stock bonus plan covers all full-time employees, and is funded entirely with Company contributions. Contributions are discretionary and are determined annually by the Board of Directors, up to a maximum of fifteen percent (15%) of annual compensation. Contributions are funded as accrued. Participants in the plan become vested after five (5) years of service. Forfeitures are used to reduce annual contributions. Contributions in the form of parent company stock are valued at fair market value determined annually via independent appraisal of the stock at the contribution date. Such
value was $11.25 per share at September 30, 1996.   The expense recorded under
this plan was $286,807 and $253,184 for the years ended September 30, 1996 and 1995, respectively. Outstanding shares of common stock held by the plan and allocated to employees totalled 236,698 and 223,744 at September 30, 1996 and 1995, respectively.

Terminated employees have the right to redeem vested shares at fair market value determined annually as previously described. Approximately ninety percent (90%) of the shares held by the plan are vested at September 30, 1996. The Company redeemed 14,713 shares at $9.00 per share during the year ended September 30, 1996.

===============================================================================
NOTE 11 - CONCENTRATIONS OF CREDIT RISK
-------------------------------------------------------------------------------

Concentrations of credit risk with respect to finance receivables are discussed in Note 2. In addition, the Company and its subsidiaries had cash in bank accounts that exceed the federally insured amount for individual account holders by approximately $1,000,000 at September 30, 1996.

===============================================================================
NOTE 12 - SUBSEQUENT EVENT
-------------------------------------------------------------------------------

On November 1, 1996, the Company entered into a merger agreement with Norwest Corporation, a Delaware corporation. Norwest Corporation is a large public held corporation with divisions operating in the same line of business as the Company. Under the terms of the agreement, the shareholders of the Company will in effect exchange all shares of stock of The United Group, Inc. for shares of common stock of Norwest Corporation. The number of shares of Norwest common stock to be received is based upon a value of $18,000,000 divided by the per share price of Norwest common stock as measured by the average of the closing prices of a share of Norwest common stock as reported on the consolidated tapes of the New York Stock Exchange during the period of ten (10) trading days ending on the day immediately preceding the meeting of the shareholders of The United Group, Inc. to vote on approval of the merger. The merger is structured to qualify as a pooling of interests, and is anticipated to close in January or February of 1997. Consummation of the merger is subject to various conditions and requirements, including approval by a majority of the shareholders of The United Group, Inc., and accordingly, it cannot be assured that the merger will be consummated.

                    THE UNITED GROUP, INC. AND SUBSIDIARIES
                     MANAGEMENT DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


===============================================================================
COMPARISON OF FISCAL 1996 VERSUS FISCAL 1995
-------------------------------------------------------------------------------

During the year ended September 30, 1996, the Company produced loan volume of approximately $45,500,000 compared with $47,900,000 in Fiscal 1995. No branch
offices were opened or closed during Fiscal 1996.   A branch opened in April
1995 produced loan volume of approximately $1,300,000 in 1996 and $664,000 in 1995. Therefore, branches opened more than one year produced loan volume of $44,200,000 during Fiscal 1996 compared with $45,713,000 in Fiscal 1995. Management believes that this decrease in loan volume is the result of difficulties in attracting qualified customers due to the prevalence of credit cards and consumer debt overload. In addition, lending policies have been tightened somewhat and the movement toward more secured lending has been accelerated. In March 1996, the Company began making real estate loans in North Carolina and at September 30, 1996 had approximately $1,300,000 outstanding in such loans. These steps have accelerated the movement from the smaller loan market to the intermediate loan market. As a result, the average loan made in Fiscal 1996 increased to $1,951 from $1,637 in 1995 and $1,428 in 1994. During Fiscal 1996, bulk purchases of receivables were made totaling in excess of $1,000,000. The result was an increase in net finance receivables of $1,623,259 or 4.7% compared to an increase during 1995 of approximately $4,100,000 or 13.8%.

Profitability improved in Fiscal 1996 over 1995 due to several factors. First, the increased finance receivables generated an increase in revenues. Interest and fees on loans increased by $757,572 which is an increase of 8.7%. This increase was generated partially by an increase of $285,840 in a new fee on loans made in North Carolina. In addition, average net receivables increased by $2,496,057 which produced additional interest revenues. Net insurance income decreased by $51,825, a decrease of 3.26%. Increases in insurance income do not follow increases in interest income due to rate reductions, decreased penetration on larger loans and other factors. Salaries and benefits increased at a modest pace of 5.9% compared to a 12.1% rate of increase in 1995. Other operating expenses declined by $6,676 after a decrease in 1995 of $189,049 or 10.8% as a result of aggressive efforts to control and reduce expenses where possible.

Interest expense for Fiscal 1996 decreased over Fiscal 1995 by $148,676. This expense decreased by $237,013 due to a decrease in the average rate paid to banks and increased by $88,337 due to an increase in the amount of debt outstanding to the banks.


===============================================================================
FUTURE PROFITABILITY
-------------------------------------------------------------------------------

The future profitability of the company is highly dependent upon the course of short-term interest rates since the cost of the primary source funds, the bank line of credit, is tied to the prime interest rate charged by the banks or to LIBOR. Each percentage point increase in the prime rate increases the Company's interest expense by approximately $300,000 at the current level of borrowing. Rate increases generated additional interest expense of approximately $514,000 in Fiscal 1995 compared with rates paid in 1994.
However, in Fiscal 1996 rates paid were reduced as discussed above.   This
increase in expense can be somewhat mitigated by the fact that the rates of interest charged in South Carolina are not subject to regulation and can be increased somewhat if necessary. In addition, the Company intends to be more aggressive in its control of operating expenses during times when interest rates are high. As discussed above, these efforts generated savings during Fiscal 1996. During 1995, the United Financial Services, Inc. negotiated an adjustment in the interest rate paid to the banks so that the company can elect to pay either prime plus one-fourth of one percent (1/4 of 1%) or LIBOR plus two and one-half percent (2 and 1/2%). The company believes that on average, the LIBOR rate will be elected which will generate an average reduction of about three-fourths of one percent (3/4 of 1%) in the average interest rate paid. At the current level of borrowing, this would translate to a savings of approximately $225,000 annually. Experience has shown that periods of high rates run in cycles and that such a cycle may currently be occurring or be in its latter stages. Experience has also shown that these cycles eventually run their course and rates return to lower levels.

===============================================================================
Credit Loss Experience
-------------------------------------------------------------------------------

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

The Company maintains an allowance for loan losses in an amount that, in management's opinion, is adequate to cover losses expected to occur in the existing loan portfolio. The Company charges against current earnings, as a provision for loan losses, amounts added to the allowance to maintain it at levels expected to cover future losses of principal. The Company's policy is to charge-off loans that are 180 days past due contractually, or sooner if the loan is deemed uncollectible in cases such as deficiency balances after a repossession is sold. This policy was previously 210 days in Fiscal 1995 and 240 days in Fiscal 1994. Collection efforts on charged-off loans continue until the obligation is satisfied or until it is determined such obligation is not collectible or the cost of continued collection efforts will exceed the potential for recovery. Accounts charged-off are debited to the allowance for loan losses. Recoveries of previously charged-off loans are credited to the allowance for loan losses.

The following table summarizes statistics relating to the condition of receivables, the allowance for loan losses and credit loss experience over the last five fiscal years:

-----------------------------------------------------------------------------
                                  1996     1995     1994     1993     1992
-----------------------------------------------------------------------------
Percentage of receivables past due:
  Four payments or more             1.08     0.95    0.91     1.02     1.56
  Three payments                    0.64     0.23    0.32     0.27     0.32
  Two payments                      0.65     0.53    0.41     0.37     0.58
                                 --------------------------------------------
     Total                          2.37     1.71    1.64     1.66     2.46
                                 ============================================
Accounts two or more payments
past due known to have filed
under federal bankruptcy law        0.78     0.70    0.61     0.64     1.13
                                 ============================================
Percentage of average net finance receivables:

  Cash collections                 96.00    94.00   93.00    87.00    83.00
  Provision for credit losses       2.23     1.55    1.44     2.24     3.68
  Charge-offs, net of recoveries    2.40     1.57    1.44     1.84     3.61


===============================================================================
LIQUIDITY AND CAPITAL RESOURCES
-------------------------------------------------------------------------------

The Company finances its operations and growth through cash flow from operations and borrowings under the bank line of credit. In 1996, the Company produced cash flow from operations of $2,848,569 compared with $2,757,167 in 1995. In addition, the Company collected cash as repayments on loans of $21,921,647 in 1996 and $18,879,483 in 1995. An important element in these cash collections is the condition of finance receivables discussed above.

The Company's primary ongoing cash requirements relate to funding growth in loan receivables in both existing and new branch offices. The Company plans to continue efforts to employ additional receivables in existing branch offices. In addition, new offices will be opened as available personnel and locations appear to make such openings attractive to management. The Company currently has a total line of credit of $35,500,000 with its banks. Approximately $5,400,000 of this line is not used as of September 30, 1996. The Company believes that this line of credit along with internally generated cash flows is adequate to fund anticipated growth.


===============================================================================
INFLATION
-------------------------------------------------------------------------------

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

                    COMMON STOCK MARKET PRICES AND DIVIDENDS

The Common stock of the Company is traded in a limited over the counter market on a "best effort" basis. Therefore, firm quotations for shares of the common stock are not available. During Fiscal 1996, the Company purchased 23,860 shares of common stock at $11.15 per share. During Fiscal 1995, the Company purchased 13,422 shares of common stock at $9.00 per share. Shares of stock contributed to the stock bonus plan were valued at $11.15 per share during Fiscal 1996 and at $9.00 per share during Fiscal 1995.

On February 28, 1995, and on February 28, 1996, the Company paid cash dividends of $.10 per common share. Under North Carolina law, a corporation may make a distribution to its shareholders if after such distribution: (1) the corporation can pay its debts, as they come due in the usual course of business; or (2) the corporation's total assets exceed its total liabilities. In addition, the Company is dependent on funds which it can generate in the form of dividends or loans from its subsidiaries or others in order to meet debt servicing obligations, to pay current operating expenses and to pay any dividends declared.

The Company's subsidiaries have various debt agreements requiring various ratios and net tangible asset levels, which in effect, restrict the distribution of assets to the parent company and correspondingly the payment of cash dividends by the Company to stockholders. These ratios and restrictions are more particularly described in Note 4 to the financial statements contained in this report.

                        DIRECTORS AND EXECUTIVE OFFICERS

The following table identifies all directors and executive officers of the Company and describes the business experience of each such director and executive officer during the past five years:


==================================================================================
                           BUSINESS EXPERIENCE,
                           OTHER DIRECTORSHIPS
                         AND POSITIONS WITH THIS                        EXECUTIVE
                             COMPANY OR ITS          DIRECTOR            OFFICER
NAME                  AGE    SUBSIDIARIES             SINCE               SINCE
----------------------------------------------------------------------------------
Jack F. Anderson      70   President of               1969                -
                           Insurance Service
                           and Credit
                           Corporation, a
                           general insurance
                           agency, a position
                           he has held for
                           more than five
                           years

Don G. Angell         57   Director, Chairman         1991                -
                           of the Board and
                           Chief Executive
                           Officer of
                           Meadowbrook Health
                           Care Services,
                           Inc., positions
                           which he has held
                           for more than five
                           years

Bill G. Beaver        57   President of the           1982               1981
                           Company and of
                           United Financial
                           Services, Inc., a
                           wholly-owned
                           subsidiary of the
                           Company, a position
                           he has held for
                           more than five
                           years

Shelton Gorelick      67   Former Chairman of         1991                -
                           Capitol Finance
                           Group, a consumer
                           finance subsidiary
                           of First Union
                           Corp., a position
                           which he held for
                           more than five
                           years prior to July
                           1990; Director of
                           First Union
                           Corporation of
                           North Carolina;
                           President and sole
                           shareholder of
                           SGIC, Inc., an
                           investment company,
                           a position he has
                           held for more than
                           five years

Glenn Johnson         72   President and owner        1980                -
                           of Glenn's
                           Tastee-Freez, a
                           position he has
                           held for more than
                           five years

R. Steven Lackey      45   Senior Vice                1992               1985
                           President, United
                           Financial Services,
                           Inc., a
                           wholly-owned
                           subsidiary of the
                           Company, a position
                           he has held for
                           more than five
                           years



==================================================================================
                           BUSINESS EXPERIENCE,
                           OTHER DIRECTORSHIPS
                         AND POSITIONS WITH THIS                        EXECUTIVE
                             COMPANY OR ITS          DIRECTOR            OFFICER
NAME                  AGE    SUBSIDIARIES             SINCE               SINCE
----------------------------------------------------------------------------------
Kenneth M. O'Connell  48   Secretary-Treasurer        1975               1975
                           of the Company and
                           of United Financial
                           Services, Inc., a
                           wholly-owned
                           subsidiary of the
                           Company, a position
                           which he has held
                           for more than five
                           years.

Dennis E. Savell      53   Investment Limited         1990                -
                           Partner, J.C.
                           Bradford & Co.,
                           Charlotte, NC, a
                           position that he
                           has held for more
                           than five years

Gordon E. Rhodes      69   President of Dealer        1993                -
                           Resources, Inc.,
                           Atlanta, Ga., a
                           financial insurance
                           agency from
                           September, 1994 to
                           present; Senior
                           Vice President of
                           Heritage Life
                           Insurance company
                           and Director of
                           Heritage Insurance
                           Group, Agura Hills,
                           CA., an insurance
                           holding company
                           owned by Quaker
                           State Corporation,
                           from March 1, 1990
                           to July 1, 1994,
                           and by GE Capital
                           Corp, from that
                           date to present;
                           President of
                           Sturdivant Life
                           Insurance Company,
                           a stock life
                           insurance company
                           owned by Heritage
                           Life Insurance
                           Company, a position
                           he held for more
                           than five years;
                           Director and
                           chairman of the
                           Advisory Board of
                           North Wilkesboro
                           branch of Branch
                           Bank and Trust Co.

Dennis A. Young       50   President and              1983                -
                           Director of Angell
                           Group Incorporated
                           form May 1982
                           through July 1990;
                           Executive director
                           of the East
                           Carolina University
                           Educational
                           Foundation
                           Incorporated from
                           September 1991 to
                           present.

STOCK TRANSFER

     Stock Transfer Department
     The United Group, Inc.
     Suite 203
     5960 Fairview Road
     Charlotte, North Carolina 28210

GENERAL COUNSEL

     The Bishop Law Firm
     5950 Fairview Road
     Charlotte, North Carolina 28210

ACCOUNTANTS

     Daniel, Ratliff & Company
     1100 South Tryon Street
     Suite 230
     Charlotte, North Carolina 28203

CORPORATE MAILING ADDRESS

     The United Group, Inc.
     Suite 203
     5960 Fairview Road
     Charlotte, North Carolina 28210



10-KSB AVAILABILITY

A COPY OF THE COMPANY'S FORM 10-KSB REPORT TO THE SECURITIES AND EXCHANGE COMMISSION IS AVAILABLE UPON WRITTEN REQUEST TO THE COMPANY.